UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

svp marketing & communications

     310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment Acquires

North American Rights to

"JCVD" Starring Jean-Claude Van Damme

HIGHLY SOUGHT AFTER ACTION-COMEDY TO PREMIERE ON

OPENING NIGHT OF 2008 TORONTO INTERNATIONAL FILM FESTIVAL

Toronto – August 21, 2008 - Peace Arch® Home Entertainment, LLC, the new U.S. home entertainment company jointly owned by Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News), and ContentFilm plc (AIM: CFL), announced today that it has acquired all North American distribution rights to the action-comedy “JCVD,"  which had its world premiere at this year’s Cannes Film Festival in May.  The critically acclaimed film will make its North American debut on opening night of the Midnight Madness program of the 2008 Toronto International Film Festival on September 4th.  Peace Arch plans to release the film in theaters shortly thereafter.

"JCVD" is an action-packed, comedic satire of the life of movie hero Jean-Claude Van Damme (“Bloodsport,” “Universal Soldier”).  Playing himself self-deprecatingly, Jean-Claude finds himself out of money, fighting for custody of his daughter and losing every good action role to Steven Seagal.  In an attempt to escape, the aging star walks away from his shrinking spotlight and returns home to his native Brussels.  But when he is thrown into a real-life hostage situation, everyone sees a side of Van Damme they’ve never seen before as he takes on the police, battles the perpetrators and creates a media firestorm that captures the attention of the world.

“’JCVD’ is the first significant acquisition of the new venture between Peace Arch and ContentFilm,” said Berry Meyerowitz, President of Peace Arch Home Entertainment.  “This outstanding film resonates with moviegoers, and we are thrilled to partner with Jean-Claude, director Mabrouk El Mechri and Gaumont to present it to audiences in North America.”

“We are excited to be working with Peace Arch for the first time, and have them release ‘JCVD’ in North America,” says Cécile Gaget, Executive Vice-President of Gaumont International Sales. “Jean-Claude struck a nerve with American audiences when he first arrived on the scene and is sure to do so again on a whole other level.”

Upcoming U.S. theatrical releases from Peace Arch Entertainment include "What We Do Is Secret," the punk biopic on The Germs, starring Shane West and Bijou Phillips, and the soccer sequel “Goal II: Living the Dream,” starring Kuno Becker, Alessandro Nivola and featuring some of the biggest names in professional soccer, including David Beckham, Zinedine Zidane and Ronaldo.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch is one of the leading independent theatrical and home entertainment distributors in North America, and owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

About ContentFilm plc

ContentFilm plc (AIM: CFL) is a pre-eminent owner of media rights supported by strong film, TV and digital sales divisions. Further information on the Company and details of the individual titles that make up the Company's available library is at: www.contentfilm.com.

About Gaumont

Visit www.gaumont.net

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company's financial statements may change based upon the Audit Committee's ongoing analysis, that the Company's ability to file required reports timely with the Securities and Exchange Commission will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit Committee in consultation with the Company's independent public accounting firm will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	August 21, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.